Exhibit 99.34

Quest Rare Minerals Ltd.
QUEST RARE MINERALS RECEIVES RESULTS OF PRELIMINARY
ECONOMIC ASSESSMENT (PEA) FOR STRANGE LAKE B-ZONE
Highlights:
–	Wardrop Engineering PEA results show positive cash-flow, a strong Internal Rate of Return and strong Net Present Value metrics at discount rates of up to 20% for a potential mining operation at Strange Lake

–	The mine model calls for an open-pit production rate of 4,000 tonnes per day, requiring a capital expenditure (CAPEX) of $563.4 million (including a 25% contingency), a payback in the fourth year of production and a minimum mine life of 25 years

–	Rare Earth Oxide (REO) prices used in the study are based on recent published projections in a NI43-101 compliant Prefeasibility study and were validated using 2007 three-year trailing average prices, calculated based on the distribution of the metals associated with the B-Zone deposit

–	The mine, crushing and slurry plants would be built on-site, with crushed ore transported to the Labrador coast via a slurry pipeline

–	The mill/concentrator, storage, tailings and port facility would be developed at Anaktalak Bay, near the site of the Voisey Bay Ni-Cu-Co Mine port infrastructure

–	Optimization work is advancing and has shown success in developing a more cost-effective and efficient metallurgical processing method than was previously announced by Quest for the B-Zone mineralization
Toronto, September 9, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that it has received results of a positive Preliminary Economic Assessment (PEA) of Quest’s Strange Lake B-Zone Rare Earth Element (REE) deposit from Quest’s independent consultants, Wardrop Engineering Inc., A Tetra Tech Company (Wardrop). The results show positive cash-flow, a strong Internal Rate of Return and strong Net Present Value metrics at discount rates of up to 20% for a potential mining operation at Strange Lake. The Strange Lake property is in northeastern Québec, approximately 175 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Ni-Cu-Co mine in Labrador.
Quest expects to receive a copy of the final PEA report from Wardrop shortly. The final PEA report, which will be in compliance with National Instrument 43-101, will be filed on SEDAR and available under Quest’s company profile at www.sedar.com.
The Wardrop study utilizes an open-pit mining operation model and a Total Rare Earth Oxide (TREO) price deemed conservative, as it is similar to the 2007 trailing three-year average price. Accepted consensus is that REE prices have increased since 2007. For this study, the total tonnes of concentrate produced of TREO, Nb2O5 and ZrO2 were considered marketable and contribute to revenues in the financial model.
Wardrop applied a conventional Truck and Shovel open-pit mining operation model to the Strange Lake B-Zone deposit at a production rate of 4,000 tonnes per day (tpd), using the 1.0% Total Rare Earth Oxide (TREO) cut-off presented in the Preliminary Resource Estimate previously reported by Quest (see Press Release : April 7, 2010: 40.4 million tonnes grading 1.161% TREO, 2.07% zirconium oxide (ZrO2), 0.25% niobium oxide (Nb2O5) and 0.053% hafnium oxide (HfO2), see cautionary statements below).

Total operating costs per tonne of ore milled are estimated to be C$102/t. Under these project parameters, detailed in Table 3 below, the B-Zone operation would pay back capital expenditure (CAPEX) and have a positive accumulated cash flow in the fourth year of operation, show positive pre-tax cash-flows of up to C$368.2 million per year, an Internal Rate of Return (IRR) of 36.4% and a Pre-Tax Net Present Value (NPV) of C$1.41 billion at a 12% discount rate. The project remains strongly positive when applying up to a 20% discount rate (see Table 1). Life-of-Mine Total Pre-Tax cash-flows of more than C$7.97 billion have been calculated.
Table 1 — Pre-Tax Net Present Value (NPV) Calculation — Strange Lake B-Zone Deposit

Discount Rate	Pre-Tax and Pre-Finance Net Present Value ($CAN)
6%	$3,149,211,228
8%	$2,383,979,541
10%	$1,825,703,831
12%	$1,410,907,859
15%	$969,415,008
20%	$521,691,996
A minimum 25 years of production life for the mine is envisaged. CAPEX of C$563.4 million will be required for establishment of the mine, mill/concentrator, site utilities and storage, road and slurry pipeline construction to the Labrador coast, tailings facilities and infrastructure development required for the operation. A 25% contingency cost ($99.3 million) was included in calculating total project expenditures.
Metal pricing used in the study is based on 2010 projections reported for a similar Rare Earth project and was validated using trailing three-year average pricing. The following metal pricing is used in the financial analysis (in US$): TREO — $21.94/kg, Nb2O5 — $45.00/kg and ZrO2 — $3.77/kg (Table 2). If three-year average pricing for TREO were used for the metal distribution in the B-Zone, a TREO price of approximately US$36.00/kg would result and the IRR would increase to more than 50%. At full production, the operation would produce more than 22,600 t of TREO concentrate, more than 4,800 t of Nb2O5 concentrate and nearly 40,200 t of ZrO2 concentrate annually.
Table 2 — Rare Earth Oxide Pricing Used for the Strange Lake PEA Study

REO	US$/kg	Price Source
La2O3	$4.26	2007 3-Yr Ave.
Ce2O3	$2.77	2007 3-Yr Ave.
Pr2O3	$23.24	2007 3-Yr Ave.
Nd2O3	$24.52	2007 3-Yr Ave.
Sm2O3	$3.59	2007 3-Yr Ave.
Eu2O3	$335.74	2007 3-Yr Ave.
Gd2O3	$10.29	2007 3-Yr Ave.
Tb2O3	$573.46	2007 3-Yr Ave.
Dy2O3	$88.55	2007 3-Yr Ave.
Ho2O3	$25.50	2007
Er2O3	$55.00	2007
Tm2O3	$90.00	2007
Yb2O3	$25.00	2007
Lu2O3	$500.00	2007
Y2O3	$8.74	2007 3-Yr Ave.

Sensitivity analysis of the model indicates that the operation would be most sensitive to changes in metal pricing and least sensitive to changes in operating costs. An exchange rate of $1US = $1.04CAN was used in the study. Details of the Wardrop PEA resource model have been posted on Quest’s website home page at www.questrareminerals.com.
“In Quest’s opinion, the Wardrop study results confirm that the B-Zone deposit has the potential to be a long-term provider of critical Heavy Rare Earths to world markets,” stated Peter J. Cashin, President and Chief Executive Officer of Quest. “We believe that the financial-model estimates used in the PEA are conservative, as they apply historical average metal pricing. Project economics improve substantially if current TREO prices are used. In addition, our metallurgical-optimization studies currently being carried out by Hazen Research indicate that Quest may be able to lower future estimates for the processing costs used in the PEA by decreasing acid consumption in the leach phase and using a coarser grind size at the concentrator than originally reported in July 2010. Our on-going drilling of the Strange Lake deposit continues to expand the size of the higher-grade surface resource reported in April 2010. This upgraded data will be incorporated into our economic model once a revised Resource Estimate for the deposit is completed, which we expect will take place in 2011”, added Mr. Cashin.
Wardrop General Project Description
The project includes an open pit mine site located at Strange Lake ( see Figure 1) and a processing operation located on the coast in close proximity to the existing operation at Voisey’s Bay, east of Strange Lake. Previous Strange Lake feasibility studies produced by Iron Ore Company of Canada (IOC) and Kilborn Engineering contemplated that Schefferville, Québec would be the primary location for treating the ore. The facilities located at Schefferville have since been removed and a new harbour facility to support the Vale Inco Newfoundland & Labrador Ltd. Voisey Bay nickel operation has been built at Anaktalak Bay by Vale. This harbour is located 125 km from the Strange Lake mine site. An access road to Anaktalak Bay along an existing esker is favourable as the road can be constructed, given that an abundance of required sub-structure material is naturally available. This layout was deemed to be the most efficient conceptual mine-concentrator layout available to Quest and Wardrop and would be the most-cost effective of several options considered in the development of the PEA model.
Figure 1 — Conceptual Layout of Infrastructure, Strange Lake B-Zone Open-Pit Operation

For this project, Wardrop determined that the mining operation will use a conventional Truck and Shovel open-pit mining method. The mine will provide mill feed of ore at a rate of 4,000 TPD starting from the middle of the second year of mine life. The Strange Lake deposit is close to surface with minimal overburden cover.
The overall mining sequence was developed in three phases: one initial pit phase (Phase I) and two pushback phases (Phase II and Phase III). The mine development for the ore and the waste will progress using 12 m high benches (see Figure 2). The mine phases are designed to access the higher-grade ore closer to surface as early as possible in the mine life. The following figures showcase the sequence of phase development (see Figure 3).
The project includes consideration for the mill and tailings to be constructed on the coast at Anaktalak Bay. The project includes a mill operating from a barge and tailings storage on the coast. The mill construction could benefit from the experience gained in the development of Cominco’s past-producing Polaris zinc operation. The final TREO product would be shipped to market or stored during periods when shipping lanes are closed.
Wardrop has compared the cost of trucking the ore against pumping it from the mine to the mill. The preliminary results indicate that the pumping option offers superior financial results.
The mine plan has been based on use of diesel equipment with diesel generators to provide electrical power at the mine, crusher, mill and camp facilities.
Figure 2 — Strange Lake B-Zone Deposit Open-Pit Shell Outline Model and Development Sequence
Processing concepts are based on earlier flow-sheets which include a flotation circuit, acid leach/baking and a solvent extraction process producing a single TREO product. Significant cost savings are included in reagent consumption, as the Vale by-product of sulphur pastilles from its Long Harbour facility in Newfoundland provides a cheaper source of sulphuric acid compared to the supply of liquid sulphuric acid.
Opportunities exist for future process optimization based on recent results by Hazen Research ( see Press Release : August 12, 2010). These results indicate improved whole-ore recoveries through leaching. Other potential opportunities for improvements are currently being studied; they include coarser grinding, reductions in acid consumption, improved beneficiation, and the use of a single solvent to recover all the rare earth oxides.
Quest awaits the results of the 2010 definition drill program, currently being undertaken on the B-Zone. Results from this program will be used to formulate an upgraded resource estimate for the deposit. The new resource will be used to make a decision to proceed to a pre-feasibility study of the B-Zone. In addition, Quest plans to commence Pilot Plant-scale metallurgical testing on the mineralization and to prepare for environmental baseline and preliminary engineering studies in 2011.
Figure 3 — Strange Lake B-Zone Life-of-Mine Production Sequencing
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release and has approved the disclosure of the technical information contained herein.
Mr. Peter Broad, P.Eng. and Mr. Wenchang Ni, P.Eng. of Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario, were the qualified engineers responsible for the PEA study. The effective date of the PEA study is September 9, 2010.

About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed the Preliminary Economic Assessment of the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit of Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive therefrom. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone Rare Earth Element (REE) deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
It should be noted that Mineral resources that are not mineral reserves do not have demonstrated economic viability (NI43-101/3.4(e)). The preliminary economic assessment (PEA) outlined in this document includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized (NI43-101/2.3(3bi)).
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Table 3 — Strange Lake B-Zone REE Deposit Financial Model Design Criteria and Conclusions
(25-year, minimum Mine Life)

Project No: 10551102.00 Project Name: Strange Lake, PEA Study Client: Quest Rare Minerals Ltd.
Financial Model Design Criteria and Conclusions

MINING
Ore Mined	33,929,000.00	mt
Waste Mined	13,548,000.00	mt
TOTAL Mined	47,477,000.00	mt
PROCESSING
Run-of-Mine Feed	33,929,000.00	mt
Ore Grades
TREO	1.161%
Nb2O5	0.248%
ZrO2	2.069%
Concentrate Grades	60%
Process Recoveries	80%
Concentrates Produced
TREO	525,220.92	mt
Nb2O5	112,191.89	mt
ZrO2	935,988.01	mt
Total	1,622,258.59	mt
Metals Contained in Concentrates
TREO	315,132.55	t
Nb2O5	67,315.14	t
ZrO2	561,592.81	t
Hydrometallurgical Recoveries	96%
Metal Oxides Produced
TREO	302,527.25	t
Nb2O5	64,622.53	t
ZrO2	539,129.10	t
Total	934,420.95	t
Metal Oxides Prices
TREO	21.94	US$/kg
Nb2O5	45.00	US$/kg
ZrO2	3.77	US$/kg
GROSS METAL VALUES
TREO	$6,637,447,863.24	US$
Nb2O5	$2,908,013,875.20	US$
ZrO2	$2,032,516,690.71	US$
Total	$11,577,978,429.16	US$
Exchange Rate US$/CAN$	1.042	CAN$
NET RETURN
Total Net Return	$12,058,221,396.42	CAN$
Total Net Return	$185,824.59	CAN$/dmt
Allowance Marketing & Insurance	$6,032,126.76	CAN$
NET REVENUE(CAN $)	$12,058,221,396.42	CAN$

OPERATING COSTS (per t ore milled)
Mining		5.07	CAN$/t	$240,708,390.00	CAN$
Processing		59.05	CAN$/t	$2,003,507,450.00	CAN$
G & A		2.47	CAN$/t	$83,804,630.00	CAN$
Supplies and Materials Transportation		20.78	CAN$/t	$705,044,620.00	CAN$
Ore Pumping		14.57	CAN$/t	$494,345,530.00	CAN$
Total Operating Cost		101.94	CAN$/t	$3,527,410,620.00	CAN$
CAPITAL COSTS
Direct Costs
Site Development		$30,850,000.00	CAN$
Site Utilities and Storage		$47,640,000.00	CAN$
Road Construction		$35,000,000.00	CAN$
Mining O/P		$17,150,878.00	CAN$
Processing		$206,908,293.00	CAN$
Infrastructure		$29,970,000.00	CAN$
Tailings Management Facilities		$20,430,000.00	CAN$
Closure / Reclamation Costs		$9,450,000.00	CAN$
Sub Total Direct Costs		$397,399,171.00	CAN$

Indirect Costs
Owners Costs		$11,921,975.13	CAN$
Indirect Costs		$74,700,000.00	CAN$
Contingency		$99,349,792.75	CAN$
Salvage of / Plant / Site / Working capital	-$	20,000,000.00	CAN$
Sub Total Indirect Costs		$165,971,767.88	CAN$
Total Capital Cost		$563,370,938.88	CAN$
PRE-TAX CASH FLOW
Net Revenue		$12,058,221,396.42	CAN$
Operating Cost		$3,527,410,620.00	CAN$
Capital Costs		$563,370,938.88	CAN$
TOTAL PRE-TAX CASH FLOW		$7,967,439,837.54	CAN$
PAYBACK	Year 4
PRE-TAX & PRE FINANCE NPV @ 6%		$3,149,211,228	CAN$
PRE-TAX & PRE FINANCE NPV @ 8%		$2,383,979,541	CAN$
PRE-TAX & PRE FINANCE NPV @ 10%		$1,825,703,831	CAN$
PRE-TAX & PRE FINANCE NPV @ 12%		$1,410,907,859	CAN$
PRE-TAX & PRE FINANCE NPV @ 15%		$969,415,008	CAN$
PRE-TAX & PRE FINANCE NPV @ 20%		$521,691,996	CAN$
PROJECT INTERNAL RATE OF RETURN (IRR)		36.36%
SENSITIVITIES
Metal Prices	Most Sensitive
Capital Costs	Less Sensitive
Operating Cost	Least Sensitive